

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2022

Matthew Hidalgo
Chief Financial Officer
VISION HYDROGEN Corp
95 Christopher Columbus Drive, 16th Floor
Jersey City, New Jersey 07302

      Re: VISION HYDROGEN Corp
          Form 10-K for the Fiscal Year Ended December 31, 2021
          Filed April 15, 2022
          File No. 000-55802

Dear Mr. Hidalgo:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this comment, we may have additional comments.

Form 10-K for The Year Ended December 31, 2021

Financial Statements
Note 17. Business Acquisition, page F-20

1.   We reference your disclosure that the VoltH2 acquisition was accounted for as an asset acquisition with no step up basis due to the 15.9% ownership of VoltH2 by Vision Hydrogen prior to the acquisition. Please explain to us what assets were acquired and how you accounted for those assets in accordance with ASC 805. Clarify your basis in the accounting literature for recording a deemed dividend in this transaction. In addition, explain to us why you believe there is common control between the entities.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeanne Bennett at 202-551-3606 or Julie Sherman, Senior Accountant, at 202-551-3640 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences